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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer Angelini
Asia Timmons-Pierce

Re:	Rivian Automotive, Inc.
Draft Registration Statement on Form S-1
Submitted August 25, 2021
CIK No. 0001874178

Ladies and Gentlemen:

On behalf of Rivian Automotive, Inc., a Delaware corporation (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2021 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1, which was previously submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on August 25, 2021 (the “Draft Registration Statement”).

This letter is being submitted together with the Company’s Registration Statement on Form S-1 filed on October 1, 2021 (the “Registration Statement”), which reflects certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes. For your convenience, we are providing by overnight delivery a courtesy package that includes three copies of the Registration Statement, which have been marked to show changes from the Draft Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

October 1, 2021

Draft Registration Statement on Form S-1 submitted August 25, 2021

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the legal staff associated with the review of this filing to discuss how to submit such copies.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.

We note your disclosure that you expect to make initial deliveries of the R1T and R1S in fall 2021. We also note that you had earlier delivery dates for the R1T and R1S that were delayed. Please include disclosure regarding your product delivery delays and the reasons for such delays. Please also disclose the impact the delays have had on your preorder cancellations. Please consider revising your risk factor disclosure on page 19.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 20 and 24 of the Registration Statement.

Prospectus Summary, page 1

3.	Please balance your disclosure in the summary by including the following information:

•	You have not completed any sales to date;

•	Preorders of your vehicles are cancellable and fully refundable;

•	Design and engineering of your vehicles is still being completed, and final production versions may differ significantly from the drivable design prototypes;

•	Vehicles are not expected to be delivered until later this year, highlighting potential obstacles and delays; and

•	Your history of operating losses and significant indebtedness.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 5, 8 and 9 of the Registration Statement. The Company further advises the Staff that the design and engineering of the R1S and EDV is substantially complete and final production versions will not differ significantly from the design prototypes, and therefore no additional disclosure is warranted.

4.	We note your statement that you will enter the commercial market with “the world’s first long-range electric step-in vans developed for mass production.” Please provide support for this statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, while there are other electric vans in production, none are currently developed for mass production, and there are currently no manufacturers that have the high-volume capabilities for the manufacture of electric step-in vans.

October 1, 2021

Traditional step-in vans currently in use by last mile delivery fleets are typically manufactured and assembled by upfitters and body builders that place specialized vehicle bodies, referred to as top-hats, atop chassis from large original equipment manufacturers. These vehicles are then further retrofit with specialized equipment for use in last mile fleets by other third parties. Additional third parties are required for the manufacture of the electric versions of these step-in vans, as certain required processes are typically outsourced to third parties, including the installation of the batteries, electric motors and controllers. These vehicles are manufactured with low volume techniques and non-automated equipment and processes.

The Company respectfully advises the Staff that it will supplementally provide the Staff with internally prepared materials supporting the above referenced statement as well as the foregoing discussion.

5.	Please quantify your net losses in your summary and on page 15.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 19 of the Registration Statement.

6.	Please quantify your level of indebtedness.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 9 of the Registration Statement.

7.

We note that you anticipate delivery of your vehicles in fall 2021. Please elaborate on the time frame of availability, locations, and scope of your charging network and service centers when you make deliveries this fall. Please also update your disclosure in your business section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 101, 109 and 120 of the Registration Statement.

The Offering, page 11

8.

We note that the number of your outstanding shares as of September 30, 2021, is calculated based on a number of assumptions. The calculation in the Prospectus Summary appears to exclude the Preferred Warrant Conversion, while the calculation in Dilution and Description of Securities specifically includes it. Please advise or revise to reconcile this apparent inconsistency.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the total shares outstanding as of June 30, 2021 excludes the shares issuable upon exercise of the Preferred Warrant as the Preferred Warrant will remain outstanding following the completion of this offering; however the disclosure also assumes and gives effect to the automatic conversion of the Preferred Warrant from a warrant to purchase preferred stock of the Company to a warrant to purchase common stock of the Company upon completion of the offering.

October 1, 2021

Risk Factors, page 15

9.

We note your references to the semiconductor shortage on pages 19 and 74. Please revise to include a specific risk factor addressing the risks and effects of the shortage of semiconductors on the production and planned launch of your vehicles.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 24 of the Registration Statement.

As a manufacturer engaged in sales directly to consumers, page 46

10.

We note your disclosure on page 124 that you intend to undertake efforts to open states currently closed to your business model. Please identify the states or quantify the number of states that are currently closed to or limit your ability to conduct sales or service.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 138 and 139 of the Registration Statement.

11.

We note your disclosure regarding potential limitations on your ability to sell or service vehicles in some states. To the extent material, please address that customers may be deterred by having to travel out of state to purchase your vehicles or to have vehicles serviced.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 139 of the Registration Statement.

Our amended and restated certificate of incorporation will provide, page 56

12.

We note that your exclusive forum provision identifies the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. We note that your exclusive form provision will not apply to claims arising under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 of the Registration Statement. The Company also advises the Staff that the Company’s governing documents will state clearly that this provision does not apply to actions arising under the Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 78

13.

We note from disclosures provided elsewhere in the document you expect to make additional capital expenditures and incur substantial costs as you prepare to launch sales of your vehicle, and that your capital expenditures will continue to be significant in the

October 1, 2021

foreseeable future as your expand your business. We also note this includes the build-out of your Normal Factory and costs in connection with expanding your charging networks as you continue to deploy your RAN DCFCs and Rivian Waypoints. In this regard, please revise your liquidity and capital resources section to discuss any material commitments for capital expenditures, the general purpose of any commitments and how these commitments will be funded and material trends in your capital resources, including expected changes in the mix and their relative costs. Refer to Item 303(a)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 91 and 92 of the Registration Statement.

Business, page 86

14.

We note your disclosure that Amazon has ordered, subject to modification, an initial volume of 100,000 vehicles globally. Please more fully describe the material terms of your agreement with Amazon. Please clarify the meaning of “subject to modification” and clearly disclose whether Amazon is obligated to purchase 100,000 vehicles. In that regard, we note your disclosure on page 17 that states there is no minimum purchase requirement under your agreement. Also, disclose how many EDVs you expect to deliver in 2021.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 125, 172 and 173 of the Registration Statement.

15.

We note your disclosure on page 72 that you expect to start commercial production of R1T and R1S vehicles in the fall of 2021 and EDVs in winter 2021. This disclosure appears inconsistent with other disclosures that you have already begun production. Please clarify whether you have started production and your anticipated delivery time for your R1T, R1S, and EDV vehicles. Please revise and update your other disclosures as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 82 and elsewhere in the Registration Statement.

16.

We note your disclosure that the Normal Factory has an estimated production capacity of approximately 150,000 units annually. Please clarify the Normal Factory’s current capacity. Please also disclose whether the Normal Factory’s current capacity is sufficient to meet your anticipated demand and consider risk factor disclosure. Please elaborate on your time frame for building additional factories and locations for such additional factories.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 82 and 119 of the Registration Statement.

Our Market Opportunity, page 93

17.

We note that your SAM is a market that you believe you can address within the next three years. Please clarify what types of vehicles are included in your SAM and how that relates to your current business plans. In that regard, we note that your upcoming vehicles include pickup trucks, SUVs, and EDVs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 108, 109 and 110 of the Registration Statement.

October 1, 2021

18.

We note that you include Europe and Canada in your SAM as you are currently planning to sell your vehicles in these regions in the next three years. Please disclose your current stage of development in these regions. Please also discuss the challenges and time frames associated with expanding your current geographies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 108 and 109 of the Registration Statement. The Company also advises the Staff that it currently discloses the relevant potential challenges and risks associated with international expansion on pages 39 and 40 of the Registration Statement.

19.	We note your references to strong customer demand based on your preorders. Please quantify the number of preorders for the US and Canada.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 82 and 103 in the Registration Statement.

Lifetime Revenue Potential, page 96

20.	We note your disclosed LTR potential for both consumer and commercial vehicles. Please tell us how these estimates relate to your disclosed initial order of 100,000 vehicles from Amazon.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110 of the Registration Statement.

Regulatory, page 121

21.

We note your disclosure that you plan to offer your vehicles in the Canadian market. Please disclose the material Canadian regulations applicable to your business. Please also add any appropriate risk factors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 139 and 140 of the Registration Statement.

Intellectual Property, page 126

22.	Please disclose the duration of your patents and trademarks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 143 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 150

23.

We note that the Investors’ Rights Agreement grants the holders “certain information and observer rights.” Please revise to clarify whether these rights will terminate with the offering or, if not, to describe these rights more fully and any other rights that will remain in effect after this offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 170 of the Registration Statement.

October 1, 2021

24.	Please disclose your arrangement with Amazon Web Services.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 173 of the Registration Statement to describe the material terms of the customer agreement with Amazon Web Services (“AWS”).

Notes to Consolidated Financial Statements, page F-7

25.

We note from disclosures provided elsewhere in the filing that your ability to pay dividends is restricted by the terms of the ABL Facility. In this regard, please disclose in the notes to your financial statements the nature of the restrictions on the payment of dividends by the company or explain to us why you are not required to do so. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 74, 91 and F-27 of the Registration Statement. The Company advises the Staff that restrictions on the payment of dividends under the ABL Facility limit the payment of dividends from a consolidated subsidiary to the Company, and do not limit the payment of dividends by the Company. Accordingly, no disclosure is required pursuant to Rule 4-08(e)(1) of Regulation S-X. Additionally, pursuant to Rule 4-08(e)(3), the Company evaluated the nature of any restrictions on the ability of any of its subsidiaries to transfer funds to the registrant in the form of cash dividends, loans or advances. In this regard, the Company determined that none of such restrictions was material to the Company. The Company does not consider the restrictions of its subsidiary under the ABL Facility to be material to the Company, as the Company has significant cash that is not held at the subsidiary subject to restrictions. Further, the Company has disclosed its intent to retain all available funds and that the Company does not anticipate declaring or paying dividends in the foreseeable future. The Company advises the Staff that it will update its future disclosures accordingly.

Property, Plant, and Equipment, net, page F-11

26.

We note construction in progress represented approximately 83% and 26% of property, plant and equipment and total assets, respectively, at December 31, 2020. We also note the balance has significantly increased year over year. Given its significance to your balance sheet, please revise your notes to the financial statements to describe the nature of the amounts included in construction in progress as of December 31, 2020, and disclose when you anticipate the assets to be placed in service.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-11 of the Registration Statement.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-4

27.

We note that you expect a significant portion of your revenue will be from Amazon, and that you have entered into a commercial letter agreement with Amazon and a related framework agreement with its logistics subsidiary. Please file these agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the agreements as exhibits to the Registration Statement.

28.

We note your disclosure that you primarily rely on Amazon Web Services to host your cloud computing and storage needs. Please disclose the material terms of your agreement with Amazon Web Services and file your agreement as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has continued to review its arrangements and relationship with AWS, and, based on that review, believes that it is not required to file the customer agreement with AWS as a material contract. An issuer is not required to file as an exhibit to its registration statement agreements that are immaterial in amount or significance. Because the customer agreement with AWS is an ordinary course agreement on customary terms, the Company does not believe it is required to file the agreement as an exhibit under Item 601(b)(10(ii) because the agreement is not material in amount or significance to the parties thereto.

October 1, 2021

In addition, the customer agreement with AWS is the type of arrangement that ordinarily accompanies the kind of business conducted by the Company in the ordinary course, and is not a contract upon which the Company’s business is substantially dependent. While AWS is a leading provider of cloud infrastructure, other companies provide comparable offerings, including companies with resources that are equal to or greater than AWS’s, such as Microsoft, Google and Oracle. In light of the foregoing, the Company believes that several other providers could provide it with services that are substantially similar to those that it receives from AWS. In addition, if the Company were to receive notice from AWS of its intent to terminate the customer agreement, then the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. Further, while transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive, it would not cause substantial harm to the Company’s business or operating results over a durationally significant period. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore is not required to file the customer agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company advises the Staff that it has elected to disclose the material terms of the customer agreement with AWS on page 173 of the Registration Statement under the heading “Certain Relationships and Related Party Transactions.” The Company does not believe that additional disclosure concerning such agreement through the filing of the agreement as an exhibit to the Registration Statement, would provide meaningful disclosure to investors concerning the terms of this arrangement.

29.	We note your disclosure on page 154 regarding your agreements with Cox Automotive. Please file these agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the agreements as exhibits to the Registration Statement.

30.	We note your disclosure on page 154 regarding your agreements with Ford. Please file these agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the agreements as exhibits to the Registration Statement.

* * *

October 1, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese, Esq. of LATHAM & WATKINS LLP

cc:	Robert J. Scaringe, Chief Executive Officer, Rivian Automotive, Inc.

Claire McDonough, Chief Financial Officer, Rivian Automotive, Inc.

Neil Sitron, Esq., General Counsel, Rivian Automotive, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Alison A. Haggerty, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP